# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Renatus Tactical Acquisition Corp I, CIK 0002035173
CUSIP: G7490F101
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1825 Ponce de Leon Blvd, Suite 260, Coral Gables, Florida (FL), 33134
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001144525

## Reporting persons
- GREAT POINT CAPITAL LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: Delaware (DE); sole voting power 1,784,236; shared voting power 0; sole dispositive power 1,784,236; shared dispositive power 0; aggregate amount beneficially owned 1,784,236 (7.4% of the class)

## Item 1. Issuer
Name of issuer: Renatus Tactical Acquisition Corp I
Address of issuer's principal executive offices: 1825 Ponce de Leon Blvd, Suite 260, Coral Gables, FLORIDA, 33134

## Item 2. Person Filing
Name of person filing: Great Point Capital, LLC
Address of principal business office or, if none, residence: 200 W Jackson Blvd., Suite 1000, Chicago, IL 60606, USA
Citizenship: Delaware, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD)

## Item 4. Ownership
Amount beneficially owned: 1,784,236
Percent of class: 7.39
Sole power to vote or to direct the vote: 1,784,236
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,784,236
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- GREAT POINT CAPITAL LLC: Eric Baurichter, Chief Compliance Officer (11/10/2026)